AVALON GLOBOCARE CORP.

4400 Route 9 South, Suite 3100

Freehold, New Jersey 07728

February 3, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avalon GloboCare Corp. Registration Statement on Form S-4 File No. 333-286738 Request for Withdrawal under Rule 477

Ladies and Gentlemen:

Avalon GloboCare Corp. (the “Company”) respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of its Registration Statement on Form S-4, together with all exhibits and amendments thereto, Commission File No. 333-286738 (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2025, and Amendment No. 1 thereto was filed on June 10, 2025. The Registration Statement has not been declared effective by the Commission. No securities have been or will be sold or issued pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement because the Agreement and Plan of Merger relating to the proposed business combination with YOOV Group Holding Limited has been terminated. In light of the termination of the proposed transaction, the Company does not intend to proceed with the offering and sale of the securities contemplated by the Registration Statement.

In accordance with Rule 477, the Company respectfully requests that the Commission grant this application for withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date. Pursuant to Rule 457(p) under the Securities Act, to the extent applicable, the Company respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

If you have any questions regarding this request, please contact Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 or sskolnick@lowenstein.com.

Very truly yours,

Avalon GloboCare Corp.

By:	/s/ Luisa Ingargiola
Name:	Luisa Ingargiola
Title:	Chief Financial Officer

cc:	Steven M. Skolnick, Esq. Lowenstein Sandler LLP